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CUSIP No. 879260107                                                        13G



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                                 Telebyte, Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                   879260107
    -----------------------------------------------------------------------
                                 (CUSIP Number)

                                 June 25, 1999
 -----------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)




         Check the  following  box to designate  the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [x] Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

326850 v.1 [707601!.WPD]

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CUSIP No. 879260107                                                         13G





1

         Names of Reporting Persons

         I.R.S. Identification No. of Above Persons (Entities Only)

         Kenneth S. Schneider

2        Check the Appropriate Box if a Member of a Group          (a)
                                                                   (b)
         N/A

3        SEC Use Only

4        Citizenship or Place of Organization

         United States of America

               Number of                5       Sole Voting Power

                Shares                          283,038 (excludes options not
                                                yet exercisable for
             Beneficially                       200,000 shares )
               Owned by
                 Each

               Reporting
              Person with

                                        6       Shared Voting Power

                                                0

                                        7       Sole Dispositive Power

                                                283, 038 (excludes options not
                                                yet exercisable for
                                                200,000 shares)
                                        8       Shared Dispositive Power

                                                 0

9       Aggregate Amount Beneficially Owned by Each Reporting Person
        283,038 (excludes options not yet exercisable for 200,000 shares)
10      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11      Percent of Class Represented by Amount in Row 9         22.6%

12      Type of Reporting Person

         IN

--------------------------------------------------------------------------------



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CUSIP No. 879260107                                                    13G

Item 1(a).        Name of Issuer:

                  Telebyte, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  270 East Pulaski Road, Greenlawn, New York 11740

Item 2(a).        Name of Person Filing:

                  Kenneth S. Schneider

Item 2(b).        Address of Principal Office, or if None, Residence:
                  --------------------------------------------------

                  270 East Pulaski Road, Greenlawn, NY 11740

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share.

Item 2(e).        CUSIP Number:

                  879260107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) |_|  Broker or dealer registered under Section 15 of the Exchange Act.
(b) |_|  Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) |_|  Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) |_|  Investment company registered under Section 8 of the Investment
         Company Act.
(e) |_|  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f) |_| An employee benefit plan or endowment fund n accordance with Rule 13d-1(b)(1)(ii)(F).
(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h) |_|  A savings association as defined in Section 3(b) of the Federal Deposit



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CUSIP No. 879260107                                                     13G

                           Insurance Act.
         (i)               |_|  A  church  plan  that  is   excluded   from  the
                           definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)      |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.

         N/A

                               Item 4. Ownership:

        (a) Amount Beneficially Owned: 283,038 (excludes options not yet exercisable for 200,000 shares)
                           (b) Percent of Class: 22.6%
                (c) Number of Shares as to which such person has
     (i) sole power to vote or to direct the vote: 283,038 (excludes options not yet exercisable for 200,000 shares)
               (ii) shared power to vote or to direct the vote: 0
      (iii) sole power to dispose or to direct the disposition of: 283,038
            (excludes options not yet exercisable for 200,000 shares)
         (iv) shared power to dispose or to direct the disposition of: 0


Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ]. Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
          ------------------------------------------------------------

          Not Applicable.

Item 8.   Identification and Classification of Members of a Group:
                  -------------------------------------------------------

          Not Applicable.

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not Applicable.



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CUSIP No. 879260107                                                 13G


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








                                             February    , 2000
                                      ---------------------------------
                                                   (Date)



                                            /s/ Kenneth S. Schneider
                                      ---------------------------------
                                                 (Signature)


                                           Kenneth S. Schneider
                                      ---------------------------------
                                                (Name/Title)